EXHIBIT 99.1

Equinox Gold Announces Filing of 2020 Audited Financial Statements

VANCOUVER, BC, March 19, 2021 /CNW/ - Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) ("Equinox Gold" or the "Company") has filed its audited financial statements and related management's discussion and analysis for the three months and year ended December 31, 2020.  The documents are available for download on the Company's website, on SEDAR and on EDGAR.

View original content:http://www.prnewswire.com/news-releases/equinox-gold-announces-filing-of-2020-audited-financial-statements-301251330.html

SOURCE Equinox Gold Corp.

View original content: http://www.newswire.ca/en/releases/archive/March2021/19/c9525.html

%CIK: 0001756607

For further information: Equinox Gold Contacts: Christian Milau, CEO; Rhylin Bailie, Vice President, Investor Relations, Tel: +1 604-558-0560, Toll-free: 1-833-379-4653, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 19:57e 19-MAR-21